UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment  No. 1)
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Alpine Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
02082510
(CUSIP Number)
APRIL 30,1998
(Date of Event Which Requires Filing of this Statement)

[X] Rule 13d-1(b)
[ ] Rule 13d-(c)
[ ] Rule 13d-1(d)


 (1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
    Reporting Persons

    Union Bank of Switzerland, None


(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
             Switzerland


Number of Shares Beneficially Owned by Each Reporting Person With
(5)
Sole Voting Power


(6)
Shared Voting Power


(7)
Sole Dispositive Power


(8)
Shared Dispositive Power



(9)  Aggregate Amount Beneficially Owned by Each Reporting Person



(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)



(11) Percent of Class Represented by Amount in Row (9)



(12)Type of Reporting Person (See Instructions)
BK

Item 1 (a)
Name of Issuer:
Alpine Group Inc.

Item 1 (b)
Address of Issuer's Principal Executive Offices:
1790 Broadway, Suite 1500, New York, NY 10019


Item 2 (a)
Name of Persons Filing:
 Union Bank of Switzerland


Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:
Bahnhofstrasse 45, 8021 Zurich, Switzerland


Item 2 (c)
Citizenship:
 Switzerland


Item 2 (d)
Title of Class of Securities:
Common Stock


Item 2 (e)
CUSIP Number:
02085210

Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

(a)      Broker or Dealer registered under Section 15 of the Act


(b) X  Bank as defined in section 3(a) (6) of the Act
       (Note: Union Bank of Switzerland is classified pursuant to no-action relief by the staff of the Securities and Exchange Commission in a letter dated November 1992.)

(c)    Insurance Company as defined in section 3(a) (19) of the Act

(d)    Investment Company  registered under section 8 of the Investment
        Company Act

(e)    Investment Adviser registered under section 240.13d-1(b)(1)(ii)(E)

(f) An employee benefit plan or endowment fund in accordance section 240.13d-1(b)(1)(ii)(F).

(g) A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

      Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to section 240.13d-1(c), check this box.


Item 4
Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially owned:

(b) Percent of Class:


* The filing of this statement should not be construed as an admission that the Union Bank Of Switzerland is, for purposes of section 13(d), or section 13(g) of the Act, the beneficial owner of the securities covered this statement.

(c)  Number of shares as to which such person has:

  (i)    sole power to vote or to direct the vote

  (ii)   shared power to vote to or to direct the vote

  (iii)  sole power to dispose or to direct the disposition of

  (iv)   shared power to dispose or to direct the disposition of

Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8  Identification and Classification of Members of the Group

Not Applicable

Item 9  Notice of Dissolution of Group

Not Applicable


Item 10 Certification

Not Applicable



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 11,1998


Union Bank of Switzerland


By:

Name: Louis R. Eber

Title: Managing Director


By:


Name:  Janet R. Zimmer

Title:  Managing Director